Paris, February 9, 2011

Solid results in 2010

	Q4 2010	Change on a reported basis	Change at constant exchange rates	2010	Change on a reported basis	Change at constant exchange rates
Net sales	€7,395m	+0.5%	-5.9%	€30,384m	+3.7%	-0.8%
Business net income[1]	€1,838m	-0.3%	-9.7%	€9,215m	+6.8%	+2.6%

Business EPS[1]	€1.41	0.0%	-9.2%	€7.06	+6.8%	+2.6%

In order to facilitate an understanding of our operational performance, we comment on our business net income statement. Business net income1 is a non-GAAP financial measure. The consolidated income statement for 2010 is provided in Appendix 8. A reconciliation of business net income to consolidated net income is provided in Appendix 7. Consolidated net income in 2010 was €5,467 million, compared with €5,265 million in 2009. Consolidated earnings per share in 2010 was €4.19 versus €4.03 in 2009.

Commenting on the Group’s performance in 2010, sanofi-aventis Chief Executive Officer, Christopher A. Viehbacher said, “2010 was the first year in which the patent cliff really became visible with generic competition for several of our products, notably Lovenox® in the U.S. However, we have delivered another year of EPS growth due to the excellent performance of our growth platforms, which now account for 54% of sales, and tight cost control. In 2010, these growth platforms accounted for more than €16 billion in sales, an increase of 12.5%, constituting a solid basis for the mid and long term development of our company.”

2010 Performance

•	Overall sales[2] decline of 0.8%, demonstrated resilience despite the impact of U.S. healthcare reform, EU austerity measures, and more than €2 billion of sales lost as a result of generic competition

•	Emerging Markets[3] generated in excess of €9 billion in sales (+16.3%), accounting for 29.9% of total sales and is now the largest contributor to Group sales by region

•	The Consumer Health Care (€2,217 million in sales, +45.7%) and Generics (€1,534 million in sales, +41.5%) businesses continued their strong growth trend supported by bolt-on acquisitions

•	The vaccines business had a record year with sales of €3,808 million, driven by a strong performance of seasonal flu vaccines which grew 33.3%; pandemic flu vaccines also contributed €452 million

•	Diabetes sales reached €4,298 million (+9.2%); penetration of Lantus®SoloSTAR® significantly increased and accounted for 40.2% of total Lantus® franchise sales in the U.S. in Q4 2010

•	Jevtana® exceeded the Group’s expectations with U.S. sales of €82 million, while Multaq® recorded sales of €172 million in its first full year

•	Business EPS[1] grew 6.8% in 2010 on a reported basis and 2.6% at CER

•	Free cash flow[4] increased by 26.7% to €9,416 million

•	Proposed dividend of €2.50 (versus €2.40 paid in 2010), with an option for payment in shares

Transformation Program

•

Cost savings are progressing faster than expected; cost savings of €1.3 bn5 were achieved in 2010 and the original goal of €2 billion[5] (initially expected to be achieved in 2013) will now be reached in 2011, with significant reallocation of resources toward growth platforms

•	Phase III studies are expected to be reported in 2011 for 5 compounds

•	FDA approval was recently obtained for Allegra® OTC with an expected launch in March

2011 Guidance

•

Despite the absence of A/H1N1 vaccines sales and the impact of generic competition, double digit sales increase[6] of growth platforms and cost control should lead to 2011 business EPS[1] 5% to 10% lower at CER than 2010 business EPS[7], barring major unforeseen adverse events. This guidance does not assume a return of generics of Eloxatin® in the U.S. and does not include any benefit from a possible acquisition of Genzyme.

(1) See Appendix 11 for definitions of financial indicators; (2) Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 11 for a definition); (3) See definition on page 8; (4) before restructuring costs, dividend payments and acquisitions; (5) at CER, before inflation and on a constant structure basis (6) at CER; (7) €7.06; see Appendix 11 for a definition.

Sanofi-aventis www.sanofi-aventis.com
Media Relations: (+) 33 1 53 77 44 50 - E-mail : MR@sanofi-aventis.com
Investor Relations : (+) 33 1 53 77 45 45 - E-mail : IR@sanofi-aventis.com

2010 fourth-quarter and full-year net sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates[1].

In the fourth quarter of 2010, sanofi-aventis generated net sales of €7,395 million, up 0.5% on a reported basis. Exchange rate movements had a favorable effect of 6.4 percentage points, mainly due to the weaker euro versus the U.S. dollar, Japanese Yen, Brazilian Real, and Australian dollar. At constant exchange rates, and including changes in structure (primarily the consolidation of Chattem), net sales decreased by 5.9%. Excluding changes in structure and at constant exchange rates, fourth-quarter net sales declined by 7.1% or by 2.4% excluding pandemic influenza vaccine sales booked in the fourth quarter of 2009.

Net sales in 2010 were 3.7% higher on a reported basis at €30,384 million. Exchange rate movements had a favorable effect of 4.5 percentage points, largely reflecting the appreciation of the U.S. dollar, Brazilian Real, Japanese Yen, Australian dollar and Canadian dollar against the euro. At constant exchange rates, and after taking into account changes in structure (in particular the consolidation of Chattem), net sales decreased by 0.8%. Excluding changes in structure and at constant exchange rates, net sales for the full year decreased 2.7%.

Key Growth Platforms (see Appendix 5)

The Group’s growth platforms collectively accounted for 56% of total consolidated sales in the fourth quarter of 2010 which is up from 52% in the fourth quarter of 2009. In 2010, the growth platforms increased by 12.5% and represented 54% of total consolidated sales compared with 47% for 2009. Animal Health achieved sales (not consolidated) of $577 million (-1.2%) and $2,635 million (+2.6%) in the fourth quarter 2010 and in full year 2010, respectively.

Pharmaceuticals

Fourth-quarter net sales for the Pharmaceuticals business were €6,505 million, down 2.7%, reflecting generic competition for Lovenox® and Ambien®CR in the U.S., for Plavix® and Taxotere® in EU and the impact of U.S. health care reform and EU austerity measures. Full year 2010 net sales decreased by 1.6% to €26,576 million.

Flagship Products8

(millions of euros)	Q4 2010	Change at constant exchange rates	2010	Change at constant exchange rates
Lantus®	894	+8.8%	3,510	+9.1%
Apidra®	49	+24.3%	177	+24.1%
Amaryl®	123	+4.7%	478	+7.7%
Total Diabetes	1,101	+8.8%	4,298	+9.2%
Lovenox®	582	-26.9%	2,806	-10.5%
Taxotere®	456	-20.1%	2,122	-6.4%
Plavix®	505	-18.6%	2,083	-24.6%
Aprovel®	325	-1.3%	1,327	+4.2%
Eloxatin®	147	+101.5%	427	-58.8%
Multaq®	63	+400.0%	172	+560.0%
Jevtana®	41		82

Net sales of the Diabetes division were €1,101 million (+8.8%) and €4,298 million (+9.2%) in the fourth quarter and 2010, respectively. In the fourth quarter, Lantus®, the world’s leading diabetes brand, reported net sales of €894 million, an increase of 8.8%. Over the period, sales of the product grew by 22.2% in Japan, and by 24.8% (€137 million) in Emerging Markets9 led by Latin America and China. Lantus® recorded U.S. fourth-quarter sales of €533 million (up 6.3%); these figures include an accrual related to U.S. health care reform and were impacted by a reduction in inventory.

8 See Appendix 2 for a geographical split of consolidated net sales by product.

9 World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand

The contribution from Lantus®SoloSTAR® in the fourth quarter 2010 represented 40.2% of total Lantus® sales in the U.S., an increase of 7.9 percentage points versus Q4 2009. In Western Europe, sales were €172 million (+3.0%). In full year 2010, Lantus® family sales reached €3,510 million, up 9.1%.

BGStar® and iBGStar™, the first range of blood glucose monitoring systems (BGMs) co-developed by sanofi-aventis and its partner AgaMatrix were approved in Europe. BGStar® was also approved in the U.S. where a dossier for iBGStar™ was submitted in Q4 2010. The Group expects to launch BGStar® and iBGStar™ in 2011.

In January 2011, the FDA updated its ongoing safety review of Lantus®. In addition to the analysis of the four studies published in Diabetologia, the FDA also reviewed results from a five-year diabetic retinopathy clinical trial in patients with Type 2 Diabetes. At this time and based on these data, FDA has not concluded that Lantus increases the risk of cancer.

Net sales of the rapid-acting insulin analog Apidra® increased by 24.3% to €49 million in the fourth quarter sustained by Western Europe and Emerging Markets. Full year 2010 net sales of Apidra reached €177 million (up 24.1%). Amaryl® net sales reached €123 million (+4.7%) in the fourth quarter and €478 million (+7.7%) in 2010, driven by performance in Asia .

Lovenox® net sales in the fourth quarter were €582 million, down 26.9% and were impacted by a generic competitor in the U.S. (U.S. sales were €233 million down 51.7%). Outside the U.S., Lovenox® sales reached €349 million (representing 60.0% of Lovenox sales in the fourth quarter), an increase of 8.4%. Full year 2010 net sales of Lovenox® reached €2,806 million (-10.5%), 48.7% of which was generated outside the U.S. (€1,367 million, up 7.8%).

November saw the expiration of Taxotere® market exclusivity in the U.S. and composition of matter patent in Europe. Fourth-quarter net sales of the product decreased 20.1% to €456 million. In Western Europe, sales were down 26.2% (€146 million) reflecting the entry of generics in most major countries at the end of the quarter. In the U.S., sales of Taxotere® were €156 million, down 28.1% and were impacted by lower demand from wholesalers due to the anticipation of generic entry. Outside of the U.S. and Western Europe, fourth-quarter sales were stable to €154 million. In 2010, sales of Taxotere® were €2,122 million (-6.4%), 29.5% of which was generated outside the U.S. and Western Europe.

Fourth-quarter net sales for Jevtana® (cabazitaxel) in the U.S. were €41 million. This new anti-cancer agent was approved on June 17 by the FDA following a priority review and launched in the U.S. on July 19 for patients with metastatic hormone-refractory prostate cancer previously treated with a docetaxel-based therapy. Jevtana® has exceeded the Group’s expectations with sales in the U.S. reaching €82 million in 2010. In January 2011, the CHMP adopted a positive opinion recommending marketing authorization in the European Union in combination with prednisone or prednisolone for the treatment of patients with metastatic hormone-refractory prostate cancer previously treated with a docetaxel-containing treatment regimen. A Phase I bridging study has started in Japan. The Phase III study evaluating the efficacy of Jevtana® in first line prostate cancer will start enrolling patients during the second quarter.

Eloxatin® net sales in the fourth quarter were €147 million (up 101.5%), reflecting partial recovery of U.S. sales (€79 million, versus €7 million in Q4 2009) which were still impacted by the workdown of generic inventory at wholesaler level. In 2010, Eloxatin® sales were €427 million (down 58.8%), of which €172 million was generated in the U.S.

Since June 30, 2010, generic manufacturers have been under order by the U.S. District Court for the District of New Jersey to cease selling their unauthorized Eloxatin® generic in the U.S., following the settlement of their U.S. patent infringement suits. According to the settlement, these generic manufacturers will be authorized to sell generic oxaliplatin products under a license starting August 9, 2012, before expiry of the patents at issue, or upon entry of a competing generic. One generic manufacturer, Sun Pharmaceuticals, sought appellate review of the entry of the District Court’s order prohibiting it from marketing a product before August, 9, 2012. On December 22, 2010, the appellate court issued a decision that vacated the District Court’s order, and remanded the case for specific review of Sun’s contractual requirement to exit the market under the court order. On January 21, 2011, sanofi-aventis filed a request for reconsideration of the appellate court’s decision, which was denied on February 7, 2011. Presently, upon the issuance of an appellate court mandate, Sun will be able to sell its generic product. In the meantime, sanofi-aventis is reviewing its legal options.

In the fourth quarter, net sales of Multaq® were €63 million, of which €42 million was generated in the U.S. In Western Europe, fourth-quarter sales reached €19 million and the product is now available in all major European countries. Multaq® was launched in Spain and Italy in September and France at the end of October. In 2010, sales of Multaq® were €172 million of which €128 million was generated in the U.S.

The clinical benefit of Multaq® in reducing cardiovascular hospitalization in patients with non permanent atrial fibrillation has been recently included in the guidelines for the management of Atrial Fibrillation in Europe and in the U.S.

In January 2011, sanofi-aventis issued a Dear Health Care Provider Letter worldwide. The FDA also issued a Drug Safety Communication on hepatic events reported in patients treated with Multaq®. The product information (PI) will be updated accordingly.

Worldwide presence1 of Plavix®/Iscover®

The fourth quarter worldwide presence of Plavix® was €1,730 million, down 1.9% due to generic competition in Europe. The product recorded strong growth in Japan (+30.1% to €158 million), and China (+34.2% to €57 million). In the U.S., Plavix® sales were €1,174 million, up 8.9% (net sales consolidated by Bristol-Myers Squibb). In 2010, the worldwide presence of Plavix® reached €6,895 million, down 2.9% and impacted by generic competition in Europe (-49.2%). Full-year 2010 sales in Japan were €520 million (+37.1%). In the U.S., more than 10 years after its launch, sales grew by 10.8% to €4,626 million. In China, Plavix continued its success with sales growth of 36.6% to €216 million.

In January 2011, the FDA granted an additional six-month period of exclusivity to market Plavix® in the U.S. Exclusivity for the product in the U.S. is now scheduled to expire on May 17, 2012.

Worldwide presence of Plavix®/Iscover®: geographic split

(millions of euros)	Q4 2010	Change at constant exchange rates	2010	Change at constant exchange rates
Europe	172	-45.1%	822	-49.2%
United States	1,174	+8.9%	4,626	+10.8%
Other Countries	383	+7.0%	1,447	+13.7%

TOTAL	1,730	-1.9%	6,895	-2.9%

Worldwide presence1 of Aprovel®/Avapro®/Karvea®/Avalide®

Fourth-quarter worldwide presence of Aprovel® reached €473 million, down 10.8% and impacted notably by a voluntarily recall of certain lots of Avalide® (irbesartan-hydrochlorothiazide) by Bristol-Myers Squibb and sanofi-aventis from the U.S., Puerto Rican, Canadian, Mexican and Argentinean markets. The date of resupply of Avalide® to these markets has not yet been determined. Consolidated sales of the product in Emerging Markets grew by 5.3% to €90 million in the quarter.

In 2010, the worldwide presence of Aprovel® decreased by 1.5% to €2,056 million. The performance in “Other Countries” (+13.5% to €627 million) was supported by sales of the active ingredient to our Japanese partners. Consolidated sales in Emerging Markets increased by 8.6% to €358 million.

Worldwide presence of Aprovel®/Avapro®/Karvea®: geographic split

(millions of euros)	Q4 2010	Change at constant exchange rates	2010	Change at constant exchange rates
Europe	228	-7.7%	947	-4.4%
United States	86	-35.7%	482	-10.4%
Other Countries	159	+6.6%	627	+13.5%

TOTAL	473	-10.8%	2,056	-1.5%

1 See Appendix 11 for definitions of financial indicators

Other Pharmaceutical Products

Fourth-quarter net sales of the Ambien® family were €160 million, down 32.4% due the entry of generics of Ambien®CR in the U.S. during the quarter. Ambien®CR sales decreased by 66.7% to €41 million; however sanofi-aventis launched an authorized generic which captured more than 50% of total generic prescriptions of Zolpidem®CR at the end of the quarter (IMS TRx end December). In Japan, Myslee®, the leading hypnotic on the market, showed solid growth with sales up 13.8% (€74 million). In 2010, sales of the Ambien® family were €819 million of which €375 million was for Ambien®CR in the U.S. (down 26%). Sales of Myslee® in Japan reached €247 million, up 14.5%.

Net sales of the Allegra® family totaled €152 million in the fourth quarter, a decrease of 5.7%. In Japan, the product grew by 9.8% to €96 million. In 2010, sales of Allegra® were €607 million, down 22.4% and impacted by the competition from Allegra® D-12 generics in the U.S. (U.S. sales of the Allegra® family were down 53.6% to €147 million). Over the period, Allegra® sales in Japan reached €356 million (down 2.0%). In January 2011, the FDA approved the Allegra® family for over-the-counter (OTC) use in adults and children two years of age and older.

Net sales of Copaxone® were €126 million (up +5.9%) in the fourth quarter and €513 million (+8.4%) in 2010, respectively. The payments received by sanofi-aventis from Teva on sales of Copaxone® in North America ceased at the end of the first quarter of 2010.

Consumer Health Care

Fourth-quarter sales of the Consumer Health Care (CHC) business increased by 32.6% to €572 million reflecting contribution from acquisitions (Chattem, Nepentes and Oenobiol). In 2010, CHC sales totaled €2,217 million, up 45.7% (+6.9% on a constant structure basis and at constant exchange rates).This performance was driven by Emerging Markets where net sales grew by 44.4% (€1,050 million, +17.3% on a constant structure basis and at constant exchange rates), led by Latin America and Eastern Europe. In the U.S., 2010 sales of the CHC business reached €320 million.

At the end of October, the Group entered into a definitive agreement to acquire all outstanding shares of BMP Sunstone for cash consideration of $10 per share, or a total of approximately $520 million on a fully diluted basis (subject to shareholder approval). BMP Sunstone reported sales of approximately $147 million in 2009 of which almost 60% were realized in the consumer healthcare segment. BMP Sunstone has established two of China’s most recognized brands: “Hao Wa Wa” (GoodBaby), recently recognized as the number one paediatric Cough & Cold brand in China, and “Kang Fu Te” (Confort) a hygiene brand for women’s healthcare.

Following the establishment in 2010 of the Hangzhou Sanofi Minsheng Consumer Healthcare joint venture, the acquisition of BMP Sunstone will make sanofi-aventis a leading consumer healthcare company in China, with a strong position in both Vitamins & Minerals Supplements and Cough & Cold, the two largest categories in this market.

In January, the FDA approved the Allegra® family of allergy medication products for over-the-counter use in adults and children two years of age and older. Chattem will launch the Allegra family in March for the spring allergy season on the U.S. OTC market. The Allegra® family of OTC products will be available in drug, grocery, mass merchandiser and club stores nationwide. This switch constitutes a key step in our CHC growth strategy in the U.S.

Generics

Net sales for the generics business were €420 million in the fourth quarter 2010, an increase of 18.0% led by Emerging Markets and the U.S. where an authorized generic of Ambien®CR was launched during the period. Sales in Emerging Markets grew by 18.3% over the period. In 2010, sales of the generics business grew by 41.5% to €1,534 million, due to acquisitions completed in 2009 and solid organic growth (+18.5% on a constant structure basis and at constant exchange rates), especially in Eastern Europe and Brazil as well as in the U.S.

Animal Health

Net sales of Merial, a wholly-owned subsidiary of sanofi-aventis since September 18, 2009, were $577 million in the fourth quarter, down 1.2% (-2.6% on a reported basis). Companion animal franchise sales in the fourth quarter 2010 were down 3.3% to $304 million while Production animal franchise sales reached $274 million, up 1.2% sustained by good performance of the Avian and Ruminant segments.

Full-year 2010 net sales of Merial reached $2,635 million, up 2.6% (+3.2% on a reported basis). Frontline® family sales reached $1,027 million, an increase of 2.4%, with growth in the U.S. (+7.6%) largely offsetting the impact of Frontline® branded generics in Europe. Companion animal franchise sales were $1,707 million, an increase of +1.4%. Sales of the production animal franchise reached $928 million, an increase of 5.0%. Merial recorded strong growth in 2010 in Emerging Markets (+10.4%). In the U.S. and Western Europe sales performance was +3.0% and -2.1%, respectively.

In March 2010, sanofi-aventis exercised its option to combine Merial with Intervet/Schering-Plough, Merck’s Animal Health business, to create a global leader in Animal Health. The new joint venture Merial Intervet which will be equally owned by Merck and sanofi-aventis, is subject to execution of the final agreement, antitrust review in the U.S., Europe and other countries and other customary closing conditions. Closing of the transaction is expected in the first half of 2011.

As the option to combine Merial with Intervet/Schering-Plough has been exercised, sanofi-aventis continues to recognize the contribution from Merial on a separate line, “Share of profit/loss of Merial” (Merial sales are not consolidated), in accordance with IFRS 5.

Human Vaccines

In the fourth quarter of 2010, consolidated net sales for the Human Vaccines business totaled €890 million, an increase of 12.6% excluding pandemic influenza vaccine sales booked in the fourth quarter of 2009, or a decline of 24.4% including pandemic vaccines sales. Year-to-date consolidated net sales for the Human Vaccines business were up 4.8% to €3,808 million.

Fourth-quarter seasonal influenza vaccine sales were €285 million, up 34.4%. In the U.S., sales increased by 50% supported by strong Fluzone® demand and the successful launch of Fluzone® High Dose IM in the elderly segment. 2010 was another record year for Sanofi Pasteur’s influenza vaccines with sales totaling €1,297 million, an increase of 18.7%, including €452 million of pandemic vaccine sales. Seasonal vaccine sales showed a 33.3% increase to €845 million, of which €485 million from the U.S. (+54.5%).

Polio/Pertussis/Hib vaccines sales in the fourth quarter were €265 million, up 0.8%, reflecting Pentaxim® (+158.2% to €48 million) continued growth in emerging markets. In 2010, Polio/Pertussis/Hib vaccines sales reached €984 million, down 2.9%, including €190 million of Pentaxim® sales (+43.9%) and €317 million of Pentacel® sales (-11.4%).

Fourth-quarter Menactra® sales increased by 7.2% to €64 million, led by launches in the international region. In 2010, sales of Menactra® were €436 million, down 7.0%, however reflecting the strong resilience to the introduction of a competitive offering and within a context of declining catch-up cohort in the U.S. adolescent population.

Net sales of adult boosters were €117 million (+12.6%) and €449 million (+4.7%) in the fourth quarter and 2010 respectively. Full year 2010 sales of Adacel® reached €301 million, an increase of 6.1%.

Net sales of Travel and other endemic vaccines grew 11.8% to €92 million, sustained by the performance of rabies vaccines. Full-year 2010 net sales reached €382 million, an increase of 15.7%.

Consolidated vaccines sales

(millions of euros)	Q4 2010	Change at constant exchange rates	2010	Change at constant exchange rates
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	285	-51.8%	1,297	+18.7%
of which seasonal vaccines	285	+34.4%	845	+33.3%
of which pandemic vaccines	0	-100.0%	452	—

Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	265	+0.8%	984	-2.9%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	84	+4.1%	527	-6.7%
Adult Booster Vaccines (incl. Adacel ®)	117	+12.6%	449	4.7%
Travel and Other Endemics Vaccines	92	+11.8%	382	+15.7%
Other Vaccines	47	-4.4%	169	-18.4%

TOTAL	890	-24.4%	3,808	+4.8%

Sanofi Pasteur MSD (not consolidated by sanofi-aventis), the joint venture with Merck & Co in Europe, recorded fourth-quarter net sales of €256 million, down 13.5% on a reported basis. Gardasil® sales were €78 million, down 13.0% on a reported basis. In 2010, Sanofi Pasteur MSD totaled €918 million (-18.9% on a reported basis), reflecting the decrease in Gardasil® sales (-33.5% on a reported basis to €263 million) due to the reduction in the catch-up cohort.

Net sales by geographic region

(millions of euros)	Q4 2010	Change at constant exchange rates	2010	Change at constant exchange rates
United States	2,109	-13.4%	8,968	-8,4%
Western Europe*	2,146	-10.2%	8,997	-8.8%
Emerging Markets**	2,201	+2.7%	9,075	+16,3%
of which Eastern Europe and Turkey	632	-0.8%	2,612	+10.0%
of which Asia	501	+17.4%	1,983	+14.2%
of which Latin America	631	-0.3%	2,735	+32.4%
of which Africa	209	-5.7%	846	+4.0%
of which Middle East	202	+5.4%	789	+19.6%

Rest of the world***	939	+7.2%	3,344	+7.7%

of which Japan	641	+9.8%	2,225	+9.1%

TOTAL	7,395	-5.9%	30,384	-0.8%

* France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark

** World less the U.S. and Canada, Western Europe, Japan, Australia and New Zealand

*** Japan, Canada, Australia and New Zealand

Fourth-quarter net sales in Emerging Markets were €2,201 million, an increase of 2.7% (+2.6% on a constant structure basis and at constant exchange rates). Excluding sales of pandemic flu vaccines booked in Q4 2009 (€77 million, essentially in Latin America and Middle East), Emerging Markets grew by 6.8%. Sales in Brazil increased by only 1.3% to €304 million, due to wholesalers’ inventory workdown linked to the full implementation in 2011 of a direct supply system by the Group and A/H1N1 sales in Q4 2009. China recorded another strong quarter with sales of €185 million, an increase of 59.3%. Eastern Europe sales were €632 million (-0.8%) as sales in Russia were impacted by a weak cold and flu OTC season.

In 2010, Emerging Markets sales grew by 16.3% to €9,075 million, accounting for 29.9% of total sales, the largest contribution to Group sales by region. This performance was due to robust organic growth (+13.2% on a constant structure basis and at constant exchange rates) and the impact of targeted acquisitions (mainly Zentiva in Eastern Europe and Medley in Brazil). In 2010, Brazil, Russia and China generated significant growth of 51.4% (€1,327 million), 19.9% (€654 million) and 23.6% (€667 million), respectively, due to organic growth (including A/H1N1 sales in Brazil) and the impact of acquisitions on first-quarter sales for Brazil (Medley) and Russia (Zentiva).

Fourth-quarter net sales in Japan reached €641 million, an increase of 9.8%, supported by the success of Plavix® (up 30.1% to €158 million) and the growth of Allegra® and Myslee®. In 2010, sales in Japan were €2,225 million (+9.1%) of which €520 million were generated by Plavix® (+37.1%).

Fourth-quarter net sales in the U.S. totaled €2,109 million, a decrease of 13.4%, reflecting the impact of generics of Lovenox®, and Ambien®CR, health care reform and a decrease in vaccines sales due to pandemic flu sales booked in Q4 2009. Sales in the U.S. were €8,968 million (-8.4%) in 2010.

Net sales in Western Europe were €2,146 million in fourth quarter, down 10.2% due to the impact of generic competition for Plavix®, Taxotere® and austerity measures. In 2010, sales in this region totaled €8,997 million (-8.8%).

R&D update

In the past year, the R&D organization made further progress on its transformation strategy. As previously announced, Dr. Elias Zerhouni was appointed as President, Global Research & Development, covering Medicines and Vaccines, and reporting directly to Christopher A. Viehbacher. Dr. Zerhouni joined the Executive Committee and the Management Committee. Since his appointment as Scientific Advisor to Christopher A.Viehbacher in February 2009, Dr. Zerhouni has been instrumental in redesigning the R&D model to foster increased innovation, the first pillar of the Group’s strategy.

As a world renowned leader in the scientific community, Dr. Zerhouni’s academic career was spent at Johns Hopkins University and Hospital. From 2002 to 2008, Dr. Zerhouni served as the Director of the prestigious National Institutes of Health.

Regarding progress in clinical development, there were a number of important milestones achieved in the past months. The Group announced recently additional positive Phase III results on lixisenatide. Additionally, three approvals were granted by regulatory authorities (Allegra® family for over-the-counter use in the U.S, Pentacel® in EU and Imojev™ in Thailand). Lastly, the CHMP issued a positive recommendation for the approval of Jevtana® in Europe.

Throughout 2011, further newsflow from R&D is expected with Phase III studies expected to be completed/reported for five compounds currently in development (lixisenatide, teriflunomide, aflibercept, ombrabulin, and semuloparin).

Since the last R&D update on October 29, beyond the results highlighted above, several trials in the late stage pipeline started to recruit patients and some compounds entered Phase I or Phase II. Additional partnerships with companies and collaborations with Academia were also signed.

At the beginning of February, sanofi aventis portfolio comprises 55 projects in clinical development of which 13 are in Phase III or have been submitted to the health authorities for approval.

Evolution of the late stage portfolio:

In February, sanofi-aventis announced the Phase III results of GETGOAL-X of the GETGOAL program assessing the efficacy and safety of lixisenatide (partnership with Zealand Pharma), a once-daily GLP-1 receptor agonist, in patients with type 2 diabetes, versus exenatide twice daily. The primary endpoint of non inferior HbA1c reduction compared to exenatide was met. In addition, the initial results showed that significantly fewer people treated with lixisenatide reported hypoglycemic events versus patients treated with exenatide. Three positive Phase III study of the GETGOAL clinical trial program (GETGOAL MONO, GETGOAL L-ASIA and GETGOAL-X) have now been released and all met primary HbA1c endpoint and confirmed the attractive efficacy and safety profile of lixisenatide, once-daily, in patients with type 2 diabetes. Most remaining studies of the GETGOAL program are expected to be completed by the end 2011.

In January, sanofi-aventis and its subsidiary BiPar Sciences announced that a Phase III trial evaluating BSI-201 in patients with metastatic triple-negative breast cancer did not meet the pre-specified criteria for significance for co-primary endpoints of overall survival and progression-free survival. Importantly, the results of a pre-specified analysis in patients treated in the second- and third-line setting demonstrate an improvement in overall survival and progression-free survival, consistent with what was seen in the Phase II study. The overall safety analysis indicated that the addition of BSI-201 did not significantly add to the toxicity profile of gemcitabine and carboplatin. Sanofi-aventis plans to discuss these data with United States and European health authorities in the near future. Full study results will be presented at an upcoming major oncology conference. The current clinical development program for BSI-201 continues in breast, lung and other cancers.

The development program of Jevtana® has progressed as expected with the start of the Phase I bridging study in Japan. The Phase III study evaluating the efficacy of Jevtana® in first line prostate cancer will start enrolling patients during the second quarter.

The monotherapy program of teriflunomide progress as planned with the two Phase III trials ongoing, TOWER (versus placebo) and TENERE (versus IFN-ß 1a). In parallel, screening of the Phase III TERACLES study evaluating the compound as an adjunct therapy to IFN-ß for the treatment of relapsing multiple sclerosis has began. A Phase III study, TOPIC, is also underway in early multiple sclerosis or CIS (clinically isolated syndrome).

Enrolment of the 300 patients in the Phase III study investigating ombrabulin, a vascular disrupting agent in sarcoma on top of cisplatin has now completed.

Evolution of the early stage portfolio:

•

Looking beyond the developments in the late stage pipeline described above, a monoclonal antibody anti PCSK9 (SAR236553) (partnership with Regeneron) for the treatment of hypercholesterolemia entered Phase II. In parallel, three compounds entered Phase I, a selective oral H3 receptor antagonist, SAR152954, investigated in sleep disorders and SAR302532, a monoclonal antibody issued from Regeneron partnership in internal medicine and RetinoStat (partnership with Oxford Biomedica).

Regeneron and sanofi-aventis were informed by the FDA that a case confirmed as avascular necrosis of a joint was seen in another company’s anti-nerve growth factor program. The FDA believes this additional case provides evidence to suggest a class-effect and has placed SAR164877 (NGF inhibitor being developed by Regeneron and sanofi-aventis) on clinical hold as all the other NGF inhibitor under clinical development.

Several regulatory milestones were reached during the period:

•

In January, the FDA approved the Allegra® family of allergy medication products for over-the-counter use in adults and children two years of age and older. In Japan, the 60mg orally disintegrating tablet (ODT) of Allegra® was also approved in December.

•	In January, the FDA granted an additional six-month period of exclusivity to market Plavix® in the U.S. Exclusivity for the product in the U.S. is now scheduled to expire on May 17, 2012.

•

In January, CHMP adopted a positive opinion recommending marketing authorization in the European Union for Jevtana® in combination with prednisone or prednisolone for the treatment of patients with metastatic hormone-refractory prostate cancer previously treated with a docetaxel-containing treatment regimen

Three partnerships were signed:

•

A worldwide R&D agreement was announced in December between Merck KGaA and sanofi-aventis, who will collaboratively investigate novel experimental combinations for oncology treatments. The combinations involve Merck Serono’s MEK inhibitor (MSC1936369B/AS703026), sanofi-aventis PI3K/mTOR inhibitor (SAR245409/XL765) and class I PI3K inhibitor (SAR245408/XL147).

•

In December, a worldwide strategic alliance with Avila Therapeutics™ Inc. was announced. The aim of this partnership is to discover targeted covalent drugs for the treatment of cancers. Under the alliance agreement sanofi-aventis obtains a worldwide exclusive license to develop and commercialize the compounds resulting from the discovery collaboration.

•

A global licensing and patent transfer agreement was also announced in December on Ascendis’ proprietary TransCon Linker and Hydrogel Carrier technology, which allows for a drug compound to be released in the body in a precise, time-controlled fashion, creating a long-acting effect. Under the terms of the agreement, sanofi-aventis will receive a worldwide license to develop, manufacture and commercialize products combining the technology with active molecules in diabetes and related disorders.

Three collaborations with academia were also announced:

•

In October, a research collaboration with Harvard University was announced. The focus of this collaboration is translational biomedical research in multiple therapeutic areas such as cancer, diabetes and inflammation.

•

In December, sanofi-aventis and Aviesan (the French National Alliance for Life Sciences and Health Sciences) further strengthened their partnership through the signature of a strategic research collaboration between sanofi-aventis and the Marseille-Luminy immunology Center.

•

In January, two research and development collaborations were announced with the University of California, San Francisco. The first collaboration promotes innovative research in pharmacological science and in multiple therapeutic areas, such as oncology, aging, diabetes and inflammation. The second collaboration is an oncology partnership that will focus on project-based collaboration to accelerate the progression of research through the clinical proof of concept stage.

Fourth-quarter 2010 financial results

Business Net Income1

Fourth-quarter net sales of sanofi-aventis reached €7,395 million, up 0.5% on a reported basis. At constant exchange rates, sales were down 5.9% impacted by U.S. health care reform, EU austerity measures, and the loss of more than €400 million of sales due to generic competition. “Other revenues” were €415 million, an increase of 12.8% reflecting the growth of Plavix® in the U.S. coupled with a favorable dollar effect.

Gross profit was €5,500 million (-0.1%). At constant exchange rates, gross profit decreased by 7.4%. The ratio of cost of sales to net sales increased by 1 percentage point to 31.2% due to the impact of generic competition (mainly Lovenox® and Ambien®CR in the U.S. and Plavix® and Taxotere® in Europe) and higher raw heparin prices.

Transforming initiatives led to a 10.9% decrease at constant exchange rates (-7.2% on a reported basis) in research and development expenses to €1,126 million. The ratio of R&D expenses to net sales was 15.2%, down 1.3 percentage point versus the fourth quarter of 2009.

Selling and general expenses decreased by 2.9% at constant exchange rates (+3.3% on a reported basis) to €2,057 million and included additional operating expenses linked to acquired companies, the global roll-out costs of Multaq® and increased promotional effort on Lantus® in the U.S. The ratio of selling and general expenses to net sales was 27.8%, 0.8 percentage point higher than Q4 2009 (which benefited from €362 million of pandemic flu vaccines sales on which marketing expenses were low).

Other current operating income net of expenses showed a net expense of €52 million versus net income of €19 million in the fourth quarter of 2009 which included a €88 million payment from Teva on sales of Copaxone® in North America. These payments ceased at the end of the first quarter of 2010.

The share of profits from associates (excluding Merial) reached €253 million, up 28.4%. The share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance was €246 million up 31.6%, driven by the performance of Plavix® in the U.S. and a positive U.S. dollar impact. Business net income from Merial was stable at €52 million.

Net income attributable to non-controlling interests was €55 million, down 32.1%. The pre-tax profits paid to BMS from territories managed by sanofi-aventis declined by 27.6% to €55 million as result of competition from clopidogrel generics in Europe.

Business operating income was €2,515 million, up 1.2%, but down 8.2% at constant exchange rates.

Net financial expenses were €95 million, down 18.8%, reflecting a reduction in average debt in the fourth quarter.

The effective tax rate was 26.8%, an increase of 3.0 percentage points. The effective tax rate in the fourth quarter 2009 was reduced to 23.8% due to a new protocol in the 1994 U.S.-France income tax treaty, which was signed in December 2009.

Business net income1 was €1,838 million, down 0.3%. At constant exchange rates, business net income was down 9.7% and was notably impacted by the absence of H1N1 sales (€362 million were booked in Q4 2009).

Business earnings per share[1] (EPS) was flat at €1.41, versus the 2009 fourth-quarter figure. At constant exchange rates, business earnings per share[1] decreased by 9.2%.

1 See Appendix 11 for definitions of financial indicators, and Appendix 7 for reconciliation of business net income to consolidated net income attributable to equity holders of sanofi-aventis

2010 financial results

Business Net Income1

In 2010, sanofi-aventis net sales were €30,384 million, an increase of 3.7% on a reported basis. At constant exchange rate, sales declined only 0.8% despite the impact of U.S. health care reform, EU austerity measures, and the loss of more than €2 billion of sales due to generic competition. “Other revenues” reached €1,651 million, up 14.4% reflecting Plavix® growth in the U.S. (+ 10.8%) enhanced by a favorable U.S. dollar impact.

Gross profit was €23,348 million, an increase of 2.0%. At constant exchange rates, gross profit was down 2.6%. The ratio of cost of sales to net sales was 1.8 percentage points higher at 28.6%, mainly due to the impact of generic competition (notably Plavix® in Europe and Lovenox® in the U.S.) and higher raw heparin prices.

Research and development expenses reached €4,401 million, down 6.2% at constant exchange rates, or 4.0% on a reported basis. This decrease reflects mainly a reduction in internal R&D fixed costs, which more than offset a rise in external R&D expenses and ongoing spend in vaccines. The ratio of R&D expenses to net sales was 1.1 percentage points lower than in 2009, at 14.5%.

Selling and general expenses were €7,567 million, down 1.2% at constant exchange rates, but up 3.3% on a reported basis. This reduction also includes additional operating expenses resulting from acquired companies and the reallocation of resources towards growth drivers. Significant adjustments to reduce cost structure in the U.S. and Western Europe were achieved which more than offset the increase investment in Emerging Markets, launch costs for Jevtana® and Multaq®, and higher promotional spend on Lantus®. The ratio of selling and general expenses to net sales was 24.9%, down 0.1 percentage point versus 2009.

Other current operating income net of expenses was €83 million versus €385 million in 2009. Payments received from Teva on sales of Copaxone® in North America (ceased at the end of the first quarter) were €89 million versus €346 million in 2009. This line also includes a foreign exchange loss attributable to the hedging policy, compared with a gain in 2009.

The share of profits from associates (excluding Merial) increased by 23.2% to €1,036 million, driven by a 24.8% rise in the share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance (€980 million). Business net income from Merial was €418 million compared with €241 million in 2009 (our stake in Merial increased from 50% to 100% on September 18, 2009).

Net income attributable to non-controlling interests was €257 million, down 39.8%, due to competition from clopidogrel generics in Europe (pre-tax profits paid to BMS from territories managed by sanofi-aventis were €238 million, down 41.2%).

Business operating income reached €12,660 million, an increase of 5.3%, or 1.2% at constant exchange rates. The business operating income to net sales ratio was 41.7%, up 0.7 percentage point. Transforming initiatives already delivered €1.3 billion of savings (at CER, before inflation and on a constant structure basis) in 2010.

Net financial expenses were €362 million versus €300 million in 2009. This line reflects a rise of the average debt as well as slightly higher interest rate paid on the debt linked to its increase duration. Net financial expenses also include a capital gain of €47 million on the sale of the stake in Novexel booked in the first quarter of 2010.

Full-year effective tax rate was 27.8% compared with 28.0% in 2009.

Business net income1 was €9,215 million, an increase of 6.8%, or 2.6% at constant exchange rates, leading to an improvement of 0.9 percentage point in the ratio of business net income1 to net sales to 30.3%.

Business earnings per share[1] (EPS) was €7.06, an increase of 6.8% over 2009 figure of €6.61. At constant exchange rates, business earnings per share[1] increased by 2.6%.

1 See Appendix 11 for definitions of financial indicators, and Appendix 7 for reconciliation of business net income to consolidated net income attributable to equity holders of sanofi-aventis

From business net income to consolidated net income (see Appendix 7)

In 2010, the main reconciling items between business net income and consolidated net income were:

-	An amortization charge of €3,529 million against intangible assets arising on the application of purchase accounting to acquired companies (primarily Aventis: €3,070 million) and to acquired intangible assets (licenses/products: €202 million).The fourth-quarter amortization charge against intangible assets was €848 million, €53 million of which related to acquired intangible assets (licenses/products). This item has no cash impact on the Group.

-	An impairment loss against intangible assets of €433 million (including €154 million in the fourth quarter related to a Zentiva product and BSI-201). This item has no cash impact on the Group.

-	A charge of €30 million arising from the workdown of inventories of acquired companies remeasured at fair value due to the application of purchase accounting to acquisitions, of which €6 million in the fourth quarter. This item has no cash impact on the Group.

-	€1,372 million of restructuring costs (including €880 million in the fourth quarter) mainly related to the continuing transformation of our commercial operations and our R&D activities in European Union and North America and the adaptation of chemical and biotechnology manufacturing facilities in France.

-	A charge of €138 million reflecting an adjustment in provisions related to legacy assets sold by Aventis before the merger.

-	A €1,841 million tax effect arising from the items listed above, comprising deferred taxes of €1,181 million generated by amortization charged against intangible assets, €9 million by the workdown of inventories of acquired companies and €143 million generated by the impairment loss. The fourth-quarter tax effect was €678 million, including €286 million of deferred taxes generated by amortization charged against intangible assets, and €50 million by the impairment loss (see Appendix 7).

-	In “Share of profits/losses from associates” (excluding Merial), a reversal of €58 million, net of tax, mainly relating to the amortization of intangible assets (€36 million of which was booked in the fourth quarter); and for Merial a reversal of €32 million net of tax (mainly related to the workdown of inventories). These items have no cash impact on the Group.

Strong cash flow from operating activities in 2010 (See Appendices 9 and 10)

Net cash generated by operating activities after changes in working capital and before restructuring costs was €10,677, an increase of 20.1% compared with 2009. This amount provided finance for capital expenditures (€1,261 million, down 13.6% due to tight cost control), the dividend paid by sanofi-aventis (€3,131 million) and restructuring costs (€892 million), and also funded the acquisitions and partnerships made during the period (€2,433 million) and reduced debt. These acquisitions comprised purchases of equity interests for a total of €2,121 million including assumed debt (primarily Chattem, €1,640 million), and spending on licences/products (€312 million). The Group also spent €321 million on repurchasing its own shares. Consequently, net debt at December 31, 2010 was €1,577 million (debt of €8,042 million after taking into account derivatives, net of €6,465 million cash and cash equivalents), €2,551 million lower than net debt at December 31, 2009 (€4,128 million).

2011 Guidance

Despite the absence of A/H1N1 vaccines sales and the impact of generic competition, double digit sales increase6 of growth platforms and cost control should lead to 2011 business EPS1 5% to 10% lower at CER than 2010 business EPS7, barring major unforeseen adverse events. This guidance does not assume a return of generics of Eloxatin® in the U.S. and does not include any benefit from a possible acquisition of Genzyme.

1 See Appendix 11 for definitions of financial indicators; 6 at CER; 7 €7.06, see Appendix 11 for a definition

***********************************

The Board meeting which signed off the financial statements for the year ended December 31, 2010 was held on February 8, 2011. Audit procedures on the consolidated financial statements are complete. The audit opinion will be issued by the statutory auditors once they have finalized the specific verifications and other procedures required for the purposes of filing the French-language document de référence and the Form 20-F with the market authorities.

***********************************

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	2010 fourth-quarter and 2010 consolidated net sales by product

Appendix 2:	2010 fourth-quarter and 2010 consolidated net sales by geographic region and product

Appendix 3:	Consolidated net sales by business segment

Appendix 4:	Net sales by Animal Health product

Appendix 5:	Net sales of Growth Platforms

Appendix 6:	Fourth-quarter and 2010 business net income statement

Appendix 7:	Reconciliation of business net income to consolidated net income attributable to equity holders of sanofi-aventis

Appendix 8:	Fourth-quarter and 2010 consolidated income statement

Appendix 9:	Change in net debt

Appendix 10:	Simplified consolidated balance sheet

Appendix 11:	Definitions of non-GAAP financial indicators

Appendix 1: 2010 fourth-quarter and 2010 consolidated net sales by product

(millions of euros)	Q4 2010 net sales	Change at constant exchange rates	Change on a reported basis	Change on a constant structure basis and at constant exchange rates
Lantus®	894	+8.8%	+17.2%	+8.8%
Apidra®	49	+24.3%	+32.4%	+24.3%
Amaryl®	123	+4.7%	+16.0%	+4.7%
Insuman®	35	+6.1%	+6.1%	+6.1%
Total Diabetes	1,101	+8.8%	+17.3%	+8.8%
Lovenox®	582	-26.9%	-22.8%	-26.9%
Plavix®	505	-18.6%	-11.4%	-18.6%
Taxotere®	456	-20.1%	-14.4%	-20.1%
Aprovel®	325	-1.3%	+2.5%	-1.3%
Eloxatin®	147	+101.5%	+119.4%	+101.5%
Multaq®	63	+400.0%	+425.0%	+400.0%
Jevtana®	41

Stilnox® /Ambien® /Ambien CR® /Myslee®	160	-32.4%	-24.9%	-32.4%
Allegra®	152	-5.7%	+8.6%	+10.0%
Copaxone®	126	+5.9%	+6.8%	+11.6%
Tritace®	96	-7.9%	-5.0%	-6.1%
Depakine®	95	+7.1%	+13.1%	+7.1%
Xatral®	71	-7.0%	0.0%	-7.0%
Actonel®	56	-20.0%	-13.8%	-20.0%
Nasacort®	43	-23.1%	-17.3%	-23.1%
Other Products	1,494	-5.1%	+0.3%	-3.0%
Consumer Health Care	572	+32.6%	+41.2%	+0.2%
Generics	420	+18.0%	+26.1%	+10.1%

Total Pharmaceuticals	6,505	-2.7%	+3.9%	-4.2%

Vaccines	890	-24.4%	-18.9%	-24.2%

Total	7,395	-5.9%	+0.5%	-7.1%

(millions of euros)	2010 net sales	Change at constant exchange rates	Change on a reported basis	Change on a constant structure basis and at constant exchange rates
Lantus®	3,510	+9.1%	+14.0%	+9.1%
Apidra®	177	+24.1%	+29.2%	+24.1%
Amaryl®	478	+7.7%	+14.9%	+7.7%
Insuman®	133	+1.5%	+1.5%	+1.5%
Total Diabetes	4,298	+9.2%	+14.2%	+9.2%
Lovenox®	2,806	-10.5%	-7.8%	-10.5%
Plavix®	2,083	-24.6%	-20.6%	-24.6%
Taxotere®	2,122	-6.4%	-2.5%	-6.4%
Aprovel®	1,327	+4.2%	+7.4%	+4.2%
Eloxatin®	427	-58.8%	-55.4%	-58.8%
Multaq®	172	+560.0%	+588.0%	+560.0%
Jevtana®	82

Stilnox® /Ambien® /Ambien CR® /Myslee®	819	-10.9%	-6.2%	-10.8%
Allegra®	607	-22.4%	-17.0%	-18.5%
Copaxone®	513	+8.4%	+9.9%	+11.0%
Tritace®	410	-7.2%	-4.4%	-5.2%
Depakine®	372	+7.6%	+13.1%	+7.6%
Xatral®	296	-3.4%	0.0%	-3.1%
Actonel®	238	-16.3%	-9.8%	-16.3%
Nasacort®	189	-16.8%	-14.1%	-16.8%
Other Products	6,064	-1.9%	+2.0%	+0.3%
Consumer Health Care	2,217	+45.7%	+55.0%	+6.9%
Generics	1,534	+41.5%	+51.6%	+18.5%

Total Pharmaceuticals	26,576	-1.6%	+2.9%	-3.6%

Vaccines	3,808	+4.8%	+9.3%	+3.8%

Total	30,384	-0.8%	+3.7%	-2.7%

Appendix 2: 2010 fourth-quarter and 2010 consolidated net sales by geographic region and product

Pharmaceuticals

Q4 2010 net sales (€ million)	Western Europe	Change at constant exchange rates	United States		Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Lantus®	172	+3.0%	533		+6.3%	137	+24.8%	52	+21.6%
Apidra®	19	+28.6%	16		+7.1%	9	+28.6%	5	+100.0%
Amaryl®	10	-23.1%	1		-33.3%	56	+29.3%	56	-6.1%
Insuman®	28	+3.7%	0			7	+16.7%	0

Total Diabetes	229	+3.2%	550		+6.1%	209	+25.8%	113	+8.0%
Lovenox®	198	+7.7%	233		-51.7%	126	+5.4%	25	35.3%
Plavix®	133	-47.8%	49	*	-3.8%	155	-1.4%	168	+14.5%
Taxotere®	146	-26.2%	156		-28.1%	92	-2.3%	62	+3.8%
Aprovel®	199	-9.2%	9	*	+28.6%	90	+3.8%	27	+84.6%
Eloxatin®	12	-21.4%	79			42	+18.8%	14	-7.1%
Multaq®	19		42			1		1
Jevtana®	0		41			0		0
Stilnox®/Ambien®/Ambien CR®/ Myslee®	13	-6.7%	54		-60.5%	17	+23.1%	76	+12.5%
Allegra®	2	+50.0%	31		-39.1%	22	+23.5%	97	+6.7%
Copaxone®	122	+9.0%	0			0		4	0.0%
Tritace®	46	0.0%	0			44	-4.5%	6	-54.5%
Depakine®	37	+5.7%	0			54	+6.4%	4	+50.0%
Xatral®	15	-16.7%	37		-8.1%	18	0.0%	1
Actonel®	23	-28.1%	0			21	-16.7%	12	+0.0%
Nasacort®	6	-0.0%	29		-29.7%	7	0.0%	1	-50.0%

Consumer Health Care	151	-5.0%	86			278	+23.2%	57	+34.3%

Generics	93	-17.3%	39			281	+18.3%	7	+100.0%

Others	654	-0.9%	144		-3.6%	501	-6.4%	195	-16.9%

Total Pharma	2,098	-8.2%	1,579		-7.9%	1,958	+6.4%	870	+5.0%

2010 net sales (€ million)	Western Europe	Change at constant exchange rates	United States		Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Lantus®	684	+5.3%	2,134		+7.4%	508	+18.2%	184	+25.2%
Apidra®	68	+21.8%	62		+11.1%	35	+37.5%	12	+150.0%
Amaryl®	42	-17.6%	6		-33.3%	222	+21.7%	208	+3.3%
Insuman®	108	-0.9%	0			25	+19.0%	0	-100.0%

Total Diabetes	902	+4.2%	2,202		+7.4%	790	+20.0%	404	+13.7%
Lovenox®	782	+7.3%	1,439		-22.7%	499	+6.9%	86	+19.4%
Plavix®	641	-53.9%	213	*	-4.1%	648	+0.7%	581	+25.4%
Taxotere®	709	-10.6%	786		-8.0%	394	+1.4%	233	+2.5%
Aprovel®	825	-5.0%	39	*	+457.1%	358	+8.3%	105	+67.3%
Eloxatin®	46	-42.9%	172		-76.4%	150	-9.8%	59	+4.0%
Multaq®	39		128			2		3
Jevtana®	0		82			0		0
Stilnox®/Ambien®/Ambien CR®/ Myslee®	55	-8.3%	443		-21.6%	68	+5.0%	253	+13.6%
Allegra®	16	-5.9%	147		-53.6%	88	+17.4%	356	-3.2%
Copaxone®	482	+9.1%	0			13	-13.3%	18	+7.7%
Tritace®	189	-4.1%	0			191	-2.6%	30	-41.9%
Depakine®	148	+2.1%	0			209	+12.0%	15	+9.1%
Xatral®	66	-14.3%	155		+2.7%	70	0.0%	5	-50.0%
Actonel®	104	-23.5%	0			93	-12.4%	41	+3.2%
Nasacort®	28	-3.4%	130		-20.3%	26	-10.7%	5	-20.0%

Consumer Health Care	630	+1.1%	320			1050	+44.4%	217	+31.3%

Generics	404	+11.1%	102			988	+42.8%	40	+61.9%

Others	2,649	-2.3%	652		+3.3%	2,052	+0.4%	711	-10.9%

Total Pharma	8,715	-8.5%	7,010		-7.5%	7,689	+11.9%	3,162	+6.9%

*Sales of active ingredient to the American entity managed by BMS

Vaccines

Q4 2010 net sales (€ million)	Western Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines	11	+10.0%	128	-16.3%	95	+11.1%	31	+125.0%
Influenza Vaccines*	14	-80.3%	202	-45.3%	63	-55.2%	6	-25.0%
Meningitis/Pneumonia Vaccines	1	-66.7%	56	-5.6%	24	+57.1%	3	-0.0%
Adult Booster Vaccines	13	+44.4%	91	+10.7%	6	+16.7%	7	-20.0%
Travel and Other Endemics Vaccines	3	-25.0%	18	+30.8%	53	+4.1%	18	+40.0%
Other Vaccines	6	0.0%	35	-6.1%	2	-40.0%	4	+100.0%

Total Vaccines	48	-53.9%	530	-26.2%	243	-19.4%	69	+45.0%

*Seasonal and pandemic influenza Vaccines

2010 net sales (€ million)	Western Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines	61	-16.2%	470	-14.6%	384	+11.4%	69	+56.4%
Influenza Vaccines*	128	-7.9%	528	-20.2%	618	+116.4%	23	+5.6%
Meningitis/Pneumonia Vaccines	5	-54.5%	407	-11.4%	101	+25.6%	14	0.0%
Adult Booster Vaccines	54	-3.6%	345	+5.2%	33	+32.0%	17	-20.0%
Travel and Other Endemics Vaccines	18	+20.0%	80	+11.6%	235	+15.8%	49	+21.2%
Other Vaccines	16	-63.2%	128	-10.4%	15	0.0%	10	+22.2%

Total Vaccines	282	-15.6%	1,958	-11.5%	1,386	+46.2%	182	+23.0%

*Seasonal and pandemic influenza vaccines

Appendix 3: Consolidated net sales by business segment

Millions of euros	Q1 2010	Q1 2009	Q2 2010	Q2 2009	Q3 2010	Q3 2009	Q4 2010	Q4 2009
Pharmaceuticals	6,441	6,480	7,035	6,726	6,595	6,354	6,505	6,263
Vaccines	944	627	748	712	1,226	1,046	890	1,098

Total	7,385	7,107	7,783	7,438	7,821	7,400	7,395	7,361

Appendix 4: Net sales by Animal Health product

Millions of dollars	Q4 2010 net sales	Q4 2009 net sales	Change at constant exchange rates	2010 net sales	2009 net sales	Change at constant exchange rates
Frontline® and other fipronil products	152	162	-6.4%	1,027	996	+2.4%
Vaccines	240	242	+1.9%	837	794	+5.5%
Avermectin	103	112	-8.5%	473	475	-2.8%
Other	82	77	+10.6%	298	289	+4.8%

Total	577	593	-1.2%	2,635	2,554	+2.6%

Appendix 5: Net sales of Growth Platforms

(millions of euros)	Q4 2010	Change at constant exchange rates	2010	Change at constant exchange rates
Emerging Markets1/2	2,201	+2.7%	9,075	+16.3%
Emerging Markets excluding Diabetes, Vaccines, CHC, and new products	1,468	+1.5%	5,847	+6.6%
Diabetes	1,101	+8.8%	4,298	+9.2%
Vaccines	890	-24.4%	3,808	+4.8%
Consumer Health Care (CHC)	572	+32.6%	2,217	+45,7%
New products[3]	104	—	254	—

Total Growth Platforms	4,135	+1.4%	16,424	+12.5%

1 World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand.

2 Include Diabetes, Vaccines and Consumer Health Care sales generated in Emerging Markets;

3 Multaq® and Jevtana®. Including Fluzone High Dose® vaccine, new products accounted for €111 million in Q4 2010

Animal Health, which constitutes our sixth growth platform, reached sales (not consolidated) of $577 million (-1.2%) and $2,635 million (+2.6%) in the fourth quarter 2010 and in 2010, respectively.

Appendix 6: business net income statement

Fourth-quarter 2010	Pharmaceuticals			Vaccines			Other		Group Total
Millions of euros	Q4 2010	Q4 2009	% change	Q4 2010	Q4 2009	% change	Q4 2010	Q4 2009	Q4 2010	Q4 2009	% change
Net sales	6,505	6,263	+3.9%	890	1,098	(18.9%)			7,395	7,361	+0.5%

Other revenues	408	360	+13.3%	7	8	(12.5%)			415	368	+12.8%
Cost of sales	(1,942)	(1,780)	+9.1%	(368)	(445)	(17.3%)			(2,310)	(2,225)	+3.8%
As % of net sales	(29.9%)	(28.4%)		(41.3%)	(40.5%)				(31.2%)	(30.2%)

Gross profit	4,971	4,843	+2.6%	529	661	(20.0%)			5,500	5,504	(0.1%)
As % of net sales	76.4%	77.3%		59.4%	60.2%				74.4%	74.8%

Research and development expenses	(987)	(1,075)	(8.2%)	(139)	(139)				(1,126)	(1,214)	(7.2%)
As % of net sales	(15.2%)	(17.2%)		(15.6%)	(12.7%)				(15.2%)	(16.5%)
Selling and general expenses	(1,882)	(1,825)	+3.1%	(175)	(166)	+5.4%			(2,057)	(1,991)	+3.3%
As % of net sales	(28.9%)	(29.1%)		(19.7%)	(15.1%)				(27.8%)	(27.0%)
Other operating income/expenses	(45)	104		6	7		(13)	(92)	(52)	19
Share of profit/(loss) of associates*	251	190		2	7				253	197
Net income from the held-for-exchange Merial business							52	52	52	52
Net income attributable to non-controlling interests	(55)	(80)			(1)				(55)	(81)

Business operating income	2,253	2,157	+4.5%	223	369	(39.6%)	39	(40)	2,515	2,486	+1.2%
As % of net sales	34.6%	34.4%		25.1%	33.6%				34.0%	33.8%

Financial income and expenses									(95)	(117)
Income tax expense									(582)	(526)
Tax rate**									26.8%	23.8%

Business net income									1,838	1,843	(0.3%)
As % of net sales									24.9%	25.0%

Business earnings per share*** (in euros)									1.41	1.41

*	Net of tax
**	Determined on the basis of Business income before tax, associates, Merial and non-controlling interests
***	Based on an average number of shares outstanding of 1,304.9 million in the fourth quarter of 2010 and 1,307.0 million in the fourth quarter of 2009

Full-year 2010	Pharmaceuticals			Vaccines			Other		Group Total
Millions of euros	FY 2010	FY 2009	% change	FY 2010	FY 2009	% change	FY 2010	FY 2009	FY 2010	FY 2009	% change
Net sales	26,576	25,823	+2.9%	3,808	3,483	+9.3%			30,384	29,306	+3.7%
Other revenues	1,623	1,412	+14.9%	28	31	(9.7%)			1,651	1,443	+14.4%
Cost of sales	(7,316)	(6,527)	+12.1%	(1,371)	(1,326)	+3.4%			(8,687)	(7,853)	+10.6%
As % of net sales	(27.5%)	(25.3%)		(36.0%)	(38.1%)				(28.6%)	(26.8%)

Gross profit	20,883	20,708	+0.8%	2,465	2,188	+12.7%			23,348	22,896	+2.0%
As % of net sales	78.6%	80.2%		64.7%	62.8%				76.8%	78.1%

Research and development expenses	(3,884)	(4,091)	(5.1%)	(517)	(491)	+5.3%		(1)	(4,401)	(4,583)	(4.0%)
As % of net sales	(14.6%)	(15.8%)		(13.6%)	(14.1%)				(14.5%)	(15.6%)
Selling and general expenses	(6,962)	(6,762)	+3.0%	(603)	(561)	+7.5%	(2)	(2)	(7,567)	(7,325)	+3.3%
As % of net sales	(26.2%)	(26.2%)		(15.8%)	(16.1%)				(24.9%)	(25.0%)
Other operating income/expenses	177	387		14	(3)		(108)	1	83	385
Share of profit/(loss) of associates*	1,009	792		19	41		8	8	1,036	841
Net income from the held-for-exchange Merial business							418	241	418	241
Net income attributable to non-controlling interests	(258)	(426)		1	(1)				(257)	(427)

Business operating income	10,965	10,608	+3.4%	1,379	1,173	+17.6%	316	247	12,660	12,028	+5.3%
As % of net sales	41.3%	41.1%		36.2%	33.7%				41.7%	41.0%

Financial income and expenses									(362)	(300)
Income tax expense									(3,083)	(3,099)
Tax rate**									27.8%	28.0%

Business net income									9,215	8,629	+6.8%
As % of net sales									30.3%	29.4%

Business earnings per share*** (in euros)									7.06	6.61	+6.8%

*	Net of tax
**	Determined on the basis of Business income before tax, associates, Merial and non-controlling interests
***	Based on an average number of shares outstanding of 1,305.3 million in 2010 and 1,305.9 million in 2009

Appendix 7: Reconciliation of business net income to consolidated net income attributable to equity holders of sanofi-aventis

Millions of euros	Q4 2010	Q4 2009	% change	FY 2010	FY 2009	% change
Business net income	1,838	1,843	(0.3%)	9,215	8,629	+6.8%

Amortization of intangible assets(1)	(848)	(850)		(3,529)	(3,528)
Impairment of intangible assets	(154)			(433)	(372)
Expenses arising from the impact of acquisitions on inventories	(6)	(8)		(30)	(27)
Restructuring costs	(880)	(131)		(1,372)	(1,080)
Disposals, litigation	(138)			(138)
Tax effect	678	283		1,841	1,629
on amortization of intangible assets	286	244		1,181	1,126
on impairment of intangible assets	50	2		143	136
on expenses arising from the impact of acquisitions on inventories	1	3		9	7
on restructuring costs	295	34		462	360
on disposals, litigation	46			46
Other tax items		106			106
Share of items listed above attributable to non-controlling interests	1	1		3	1
Expenses arising from the impact of the Merial acquisition	(18)	(29)		(32)	(66)
Restructuring costs and expenses arising from the impact of acquisitions on associates	(36)	(6)		(58)	(27)

Net income attributable to equity holders of sanofi-aventis	437	1,209	(63.9%)	5,467	5,265	+3.8%

Consolidated earnings per share(2) (in euros)	0.33	0.93	(64.5%)	4.19	4.03	+4.0%

(1) Of which €(202) million in 2010 and €(53) million in the fourth quarter of 2010 linked to acquired intangible assets (licenses/products)

(2) Based on an average number of shares outstanding of 1,304.9 million in the fourth quarter of 2010 and 1,307.0 million in the fourth quarter of 2009, and on an average number of shares outstanding of 1,305.3 million in 2010 and 1,305.9 million in 2009

-	See page 14 for comments on the reconciliation of business net income to consolidated net income

Appendix 8: Consolidated income statements

Millions of euros	Q4 2010	Q4 2009	FY 2010	FY 2009
Net sales	7,395	7,361	30,384	29,306

Other revenues	415	368	1,651	1,443
Cost of sales	(2,316)	(2,233)	(8,717)	(7,880)

Gross profit	5,494	5,496	23,318	22,869

Research and development expenses	(1,126)	(1,214)	(4,401)	(4,583)
Selling and general expenses	(2,057)	(1,991)	(7,567)	(7,325)
Other operating income/expenses	(52)	19	83	385
Amortization of intangibles	(848)	(850)	(3,529)	(3,528)
Impairment of intangibles	(154)		(433)	(372)
Restructuring costs	(880)	(131)	(1,372)	(1,080)
Gains and losses on disposals, and litigation	(138)		(138)

Operating income	239	1,329	5,961	6,366

Financial expenses	(138)	(99)	(467)	(324)
Financial income	43	(18)	105	24

Income before tax and associates	144	1,212	5,599	6,066

Income tax expense	96	(137)	(1,242)	(1,364)
Share of profit/loss of associates	217	191	978	814

Net income excluding the held-for-exchange Merial business(1)	457	1,266	5,335	5,516

Net income from the held-for-exchange Merial business(1)	34	23	386	175

Net income	491	1,289	5,721	5,691

Net income attributable to non-controlling interests	54	80	254	426

Net income attributable to equity holders of sanofi-aventis	437	1,209	5,467	5,265

Earnings per share(2) (in euros)	0.33	0.93	4.19	4.03

(1) Reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations)

(2) Based on an average number of shares outstanding of 1,304.9 million in the fourth quarter of 2010 and 1,307.0 million in the fourth quarter of 2009, and on an average number of shares outstanding of 1,305.3 million in 2010 and 1,305.9 million in 2009

Appendix 9: Change in net debt

Millions of euros	FY 2010	FY 2009
Business net income	9,215	8,629
Net income from the held-for-exchange Merial business	(418)	(241)
Net dividends from the held-for-exchange Merial business	497	179
Depreciation, amortization and impairment of property, plant and equipment and intangibles	1,003	964
Net gain/loss on disposals of non-current assets, net of tax	(111)	(25)
Other items	548	668

Operating cash flow before changes in working capital (1)	10,734	10,174

Changes in working capital (1)	(57)	(1,283)
Acquisitions of property, plant and equipment and software	(1,261)	(1,460)

Free cash flow (1)	9,416	7,431

Acquisitions of intangibles, excluding software	(312)	(325)
Acquisitions of investments, including assumed debt	(2,121)	(6,334)
Restructuring costs paid	(892)	(376)
Proceeds from disposals of property, plant and equipment,intangibles, and other non-current assets (net of tax)	106	85
Issuance of sanofi-aventis shares	18	142
Dividends paid to sanofi-aventis shareholders	(3,131)	(2,872)
Acquisition of treasury shares	(321)
Disposals of treasury shares, net of tax	57	26
Other items	(269)	(103)

Change in net debt (2)	2,551	(2,326)

(1)	Excluding restructuring costs
(2)	Net debt does not include contingent considerations for business combinations or non-controlling interests

Appendix 10: Simplified consolidated balance sheets

ASSETS € million	12/31/10	12/31/09(1)	LIABILITIES & EQUITY € million	12/31/10	12/31/09(1)

Property, plant and equipment	8,155	7,830	Equity attributable to equity-holders of sanofi-aventis	53,097	48,322
Intangible assets (including goodwill)	44,411	43,480	Equity attributable to non-controlling interests	191	258
Non-current financial assets, investments in associates, and deferred tax assets	5,619	4,865	Total equity	53,288	48,580

			Long-term debt	6,695	5,961

			Non-current liabilities related to business combinations and non-controlling interests	388	75

Non-current assets	58,185	56,175	Provisions and other non-current liabilities	9,326	8,236

			Deferred tax liabilities	3,808	4,933

Inventories, accounts receivable and other current assets	13,578	12,840	Non-current liabilities	20,217	19,205

Cash and cash equivalents	6,465	4,692	Accounts payable and other current liabilities	8,424	8,023
			Current liabilities related to business combinations and non-controlling interests	98	76
			Short-term debt and current portion of long-term debt	1,565	2,866

Current assets	20,043	17,532	Current liabilities	10,087	10,965

Assets held for sale or exchange	7,036	6,544	Liabilities related to assets held for sale or exchange	1,672	1,501

Total ASSETS	85,264	80,251	Total LIABILITIES & EQUITY	85,264	80,251

(1) Including effects of the measurement period adjustments on Merial’s assets & liabilities in accordance with IFRS 3 (Business Combinations)

Appendix 11: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the fourth quarter of 2010 and 2010

(millions of euros)	Q4 2010	2010
Net sales	7,395	30,384
Effect of exchange rates	(471)	(1,319)
Net sales at constant exchange rates	6,924	29,065

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•	similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•	for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Worldwide presence of Plavix®/Iscover®, Avapro®/Aprovel®

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel bisulfate) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Business net income

Sanofi-aventis publishes a new key non-GAAP indicator in response to the application of IFRS 8. This indicator “business net income”, replaces “adjusted net income excluding selected items”.

Business net income is defined as Net income attributable to equity holders of Sanofi-aventis excluding:

•	amortization of intangible assets,

•	impairment of intangible assets,

•	other impacts associated with acquisitions (including impacts of acquisitions on associates),

•	restructuring costs *,

•	gains and losses on disposals of non-current assets *,

•	costs or provisions associated with litigation *,

•	tax effects related to the items listed above as well as effects of major tax disputes,

*Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.

Presentation of Annual Results 2010

Paris – February 9, 2011

14:00 - 16:00 (GMT +1) - Presentation to the financial community

The presentation of 2010 Annual Results will be webcasted live on www.sanofi-aventis.com. The presentation, conducted in English with simultaneous translation in French, will include a Question & Answer session with the onsite audience only.

DIAL-IN NUMBERS

The presentation will also be available on conference call via the following numbers:

France +33 (0)1 72 00 13 67

UK +44 (0) 203 3679 453

US +1 866 907 5923